Enova Systems


June 28, 2002



VIA EDGAR
Securities & Exchange Commission
450 fifth Street, NW
Washington, D.C.  20549

         Re:      Enova Systems, Inc.
                  Registration Statement on Form S-1
                  Filed on February 19, 2002
                  File No. 333-83030

Ladies and Gentlemen:

Enova Systems, Inc. hereby requests a withdrawal of its Form S-1 Registration Statement (SEC File No. 333-83030). File No. 333-88030 was replaced by a more recent Form S-1 Registration Statement which recently became effective.
Accordingly, we request that the February 19, 2002 filing be withdrawn. The Staff may contact the undersigned at 310-527-2800 with any questions it may have.

Yours very truly,

/s/ Larry Lombard

Larry Lombard

cc:  Carl Perry, Enova Systems, Inc.
      Donald C. Reinke, Esq.
      Kay F. Rubin, Esq.


                     19850 South Magellan Torrance, CA 90502
               Telephone: (310) 527-2800; Facsimile (310) 527-7888